July 28, 2005

VIA DHL OVERNIGHT AND FAX (202) 772-9218
----------------------------------------

Mr. Jay Webb
Reviewing Accountant
United States Securities and Exchange Commission
Division of Corporation Finance-Mail Stop 6010
450 Fifth Street, N.W.
Washington, D.C. 20549

     RE:  NEW BRUNSWICK SCIENTIFIC CO., INC.
          FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004
          FILED MARCH 31, 2005
          FILE NO. 0-6994

Dear Mr. Webb:

     New Brunswick Scientific Co., Inc. (the "Company") has received and reviewed the comments set forth in your July 21, 2005 letter to the Company, and we are writing to respond to those comments and provide supplemental information with respect thereto.

     To facilitate your review, the comments from your July 21, 2005 letter are repeated in bold italics, and the Company's responses to each comment are set forth in standard font.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004
----------------------------------------------

ITEM 9A. CONCLUSIONS ABOUT EFFECTIVENESS OF DISCLOSURE CONTROLS, PAGE 58
------------------------------------------------------------------------

     1. WE REFER TO OUR PRIOR COMMENT 4 IN OUR LETTER DATED JUNE 27, 2005 AND UNDERSTAND YOUR CONCLUSION REGARDING DISCLOSURE CONTROLS AND PROCEDURES IS THAT YOUR CONTROLS AND PROCEDURES WERE NOT EFFECTIVE AS OF THE EVALUATION DATE DUE TO THE MATERIAL WEAKNESS RESULTING FROM THE MISAPPLICATION OF SFAS 133. AS DISCUSSED IN OUR PRIOR COMMENT PLEASE REVISE YOUR DISCLOSURE TO STATE, IN CLEAR AND UNQUALIFIED LANGUAGE, THE CONCLUSIONS REACHED BY YOUR CHIEF EXECUTIVE OFFICER AND YOUR CHIEF FINANCIAL OFFICER ON THE EFFECTIVENESS OF YOUR DISCLOSURE CONTROLS AND PROCEDURES.


RESPONSE
--------
          An amended Form 10-K will be filed on July 29, 2005 containing revised disclosure.

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FORM 10-Q FOR THE QUARTER ENDED APRIL 2, 2005

NOTE 3 - INTEREST RATE SWAPS, PAGE 8
------------------------------------

2. WE REFER TO OUR PRIOR COMMENT 5 IN OUR LETTER DATED JUNE 27, 2005. PLEASE FURTHER CLARIFY WHY YOU BELIEVE THE REFERENCED CHANGE IN THE DESIGNATION OF THE SWAPS TO EFFECTIVE HEDGES COMPLIES WITH SFAS 133. PLEASE INCLUDE THE FOLLOWING IN YOUR RESPONSE:

- PLEASE CLARIFY FOR US THE INCEPTION DATE OF THE INTEREST RATE SWAPS. TELL US WHY HEDGE DESIGNATION IS CONSISTENT WITH PARAGRAPH 28 OF SFAS 133 WHICH REQUIRES HEDGE DESIGNATION TO OCCUR AT THE INCEPTION OF THE HEDGING INSTRUMENT.

- CLARIFY FOR US THE NATURE OF THE $146,000 THAT WILL BE RECOGNIZED INTO INCOME OVER THE REMAINING LIVES OF THE INTEREST RATE SWAPS AND WHY YOU BELIEVE THIS ACCOUNTING TREATMENT IS APPROPRIATE. IN YOUR FORM 10-Q DISCLOSURE YOU STATE THAT THIS REPRESENTS THE NEGATIVE FAIR VALUE AT THE DESIGNATION DATE, HOWEVER, IN YOUR RESPONSE TO OUR PRIOR LETTER YOU IMPLY THAT THIS IS THE ESTIMATED AMOUNT OF INEFFECTIVENESS OVER THE REMAINING LIFE OF THE SWAP AGREEMENTS.

- TELL US IF YOU BELIEVE THE TRANSITION GUIDANCE IN PARAGRAPHS 48-56 OF SFAS 133 IMPACTS YOU AND, IF SO, HOW YOU HAVE APPLIED SUCH GUIDANCE.


RESPONSE
--------

         The trade dates of the interest rate swaps between us and the financial institution were as follows: late 1999 for the first one and January 2004 for the two others. As described in our 2004 Form 10-K and first quarter 2005 Form 10-Q, we restated our previous financial statements as we had not properly accounted for the changes in fair value of these swaps. The restatement of our financial statements required that these interest rate swaps be marked to market with the resulting change in value being recorded through the income statement because the Company had not put in place documentation required to apply hedge accounting as defined by SFAS No. 133. However, when this accounting error was discovered in March 2005 we decided that, effective April 1, 2005, the beginning of the next fiscal quarter, we would in fact put in place the required documentation to designate the hedging relationship and avail ourselves of the hedge accounting rules as permitted by SFAS No. 133 for the remainder of the life of the interest rate swaps. Pursuant to SFAS 133, paragraph 28(a), we therefore formally designated the hedging relationship on April 1, 2005, which was the inception date of the hedge for each swap. The $146,000 figure at April 1, 2005 was the net unrealized loss on the three interest rate swaps at that
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date.   On a going forward basis we will be measuring ineffectiveness of the hedges based on the hypothetical derivative method described in DIG Issue G7. Under that method the unrealized loss referred to above will result in ineffectiveness of the hedge relationships and that ineffectiveness will be recognized in earnings, over the respective swaps life. We will modify our disclosures in our upcoming Form 10-Q filing to make this clear.

           We do not believe that the transition guidance in paragraphs 48-55 of SFAS 133 impacts us as those transition rules relate to the initial adoption of SFAS No. 133 and not the initial designation of a swap as a hedge under SFAS No. 133.


                                       --

     Should you have questions regarding the above, please contact the undersigned. Thank you for your time and consideration.

                         Very truly yours,

                         NEW BRUNSWICK SCIENTIFIC CO., INC.



                         Samuel Eichenbaum, Vice President, Finance
                         Chief Fancial Officer and Treasurer



cc:  Peter D. Hutcheon, Esq.
     Joel Jaffe C.P.A.

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